EXHIBIT 12.1

Mercury General Corporation

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012
Computation of Earnings:
Income from continuing operations before income taxes	$70,724	$70,567	$247,425	$132,096	$135,310
Add: Fixed charges	9,541	8,516	7,633	8,050	7,618
Estimated interest component on uncertain tax positions (1)	(399)	(274)	(283)	(392)	(166)

Total earnings	$79,866	$78,809	$254,775	$139,754	$142,762

Computation of Fixed Charges:
Interest expense, including amortization of premiums, discounts and debt issuance costs	$3,962	$3,168	$2,637	$1,260	$1,543
Estimated interest component of rental expense (2)	5,180	5,074	4,713	6,398	5,909
Estimated interest component on uncertain tax positions (1)	399	274	283	392	166

Total fixed charges	$9,541	$8,516	$7,633	$8,050	$7,618

Ratio of earnings to fixed charges	8.4	9.3	33.4	17.4	18.7

(1)	The Company recognizes interest and penalties relating to uncertain tax positions in income tax expense.
(2)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest (one-third of rental expense).

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments.